FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Director/PDMR Shareholding dated 10 August 2022
Exhibit No. 2	Holding(s) in Company dated 11 August 2022
Exhibit No. 3	Total Voting Rights dated 31 August 2022

Exhibit No. 1

10 August 2022

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

1.   NatWest Group plc (the Company) announces that ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) were delivered to PDMRs on 8 August 2022, under the NatWest Group 2014 Employee Share Plan (the Plan), as set out below.

The Shares delivered represent payment of a fixed share allowance (FSA) for the three month period ending 30 September 2022 and have been calculated using a Share price of £2.5034.

The number of Shares delivered, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:-

Name of PDMR	Position of PDMR	No. of Shares delivered	No. of Shares withheld to satisfy associated tax liability	No. of Shares retained
Robert Begbie	CEO, NatWest Markets	14,980	7,389	7,591
Peter Flavel	CEO, Wealth Businesses	24,967	12,065	12,902
Bruce Fletcher	Chief Risk Officer, NatWest Group	33,455	16,167	17,288
David Lindberg	CEO, Retail Banking	32,456	15,684	16,772
Andrew McLaughlin	CEO, Commercial & Institutional for the non-ring-fenced bank	1,998	966	1,032
Simon McNamara	Chief Administrative Officer	32,456	16,009	16,447
Katie Murray	Chief Financial Officer	76,397	36,917	39,480
Alison Rose	Chief Executive Officer	112,048	54,145	57,903
John-Paul Thwaite	CEO, Commercial & Institutional for the ring-fenced bank	31,208	15,081	16,127
Jen Tippin	Chief People & Transformation Officer	41,194	19,906	21,288

The market price used to determine the number of Shares withheld to meet associated tax liabilities was £2.5350. Shares retained after payment of associated tax liabilities will be held on behalf of PDMRs in the Computershare Share Plan Account and will be released in instalments over a three year period.

2.   The Company announces that it has been notified of the PDMR set out below selling Shares on the date and at the price indicated:

Name of PDMR	Position of PDMR	No. of Shares sold	Price of Shares purchased	Date Shares purchased
Bruce Fletcher	Chief Risk Officer, NatWest Group	56,000	£2.537	8 August 2022

3.   The Company announces that it has been notified of the PDMR set out below purchasing Shares on the date and at the price indicated:

Name of PDMR	Position of PDMR	No. of Shares purchased	Price of Shares purchased	Date Shares purchased
Ian Cormack	Non-executive Director, NatWest Holdings Limited	30,000	£2.539	8 August 2022

The above transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44(0)20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 2

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		NatWest Group plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				x
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		The Commissioners of Her Majesty's Treasury
City and country of registered office (if applicable)		London, England
4. Full name of shareholder(s) (if different from 3.)v
Name		The Solicitor for the Affairs of Her Majesty's Treasury
City and country of registered office (if applicable)		London, England
5. Date on which the threshold was crossed or reachedvi:		10 August 2022
6. Date on which issuer notified (DD/MM/YYYY):		10 August 2022
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	47.99%		47.99%	41,626,490,964
Position of previous notification (if applicable)	48.21%		48.21%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix			% of voting rights
		Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Ordinary Shares of £1 each GB00B7T77214		19,978,478,640		47.99%

SUBTOTAL 8. A	19,978,478,640			47.99%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi		Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

		SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

			SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)

			x
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
UK Government Investments Limited, a company wholly-owned by Her Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with Her Majesty's Treasury).

The Solicitor for the Affairs of Her Majesty's Treasury is acting as nominee for The Commissioners of Her Majesty's Treasury.

The Commissioners of Her Majesty's Treasury	47.99%		47.99%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
The Solicitor for the Affairs of Her Majesty's Treasury is acting as nominee for The Commissioners of Her Majesty's Treasury (HMT).

The percentage of voting rights held by HMT in NatWest Group plc (NWG), as shown on this form (47.99%), has been calculated following the disposal by HMT of 97,603,470 ordinary shares in NWG since its last TR-1 notification on 3 May 2022, under HMT's trading plan announced on 22 July 2021.

Place of completion	London, England
Date of completion	10 August 2022

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 3

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following in respect of its issued share capital with voting rights as at 31 August 2022.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31 August 2022
Ordinary Shares of £1.0769* (excluding ordinary shares held in treasury)	9,662,843,918	4	38,651,375,672
Ordinary Shares of £1.0769* held in treasury	123,180,005	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	240,686	4	962,744
5.5% Cumulative Preference Shares of £1	242,454	4	969,816
Total:	9,786,507,063		38,653,308,232

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Shareholders may use the above figure of 38,653,308,232 for their calculations to determine whether they are required to notify their interest in, or a change to their interest in NWG under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 31 August 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary